  Exhibit 99.1

Northern Dynasty calls J Capital Research report ‘fatuous, flimsy and fundamentally self-serving’

September 10, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") responded today to a report issued by Beijing-based short seller J Capital Research (“JCap”) on September 9, 2020, calling it “fatuous, flimsy and fundamentally self-serving,” as well as “typical of such efforts to profit by destroying the value of honest shareholders’ investments.”

“We have heard and responded to the same baseless claims in JCap’s ‘research’ report countless times since they were initially levelled by New York-based ‘short-and-distort’ firm Kerrisdale Capital back in 2017,” said Northern Dynasty President & CEO Ron Thiessen. “Financial markets weighed and dismissed Kerrisdale’s self-serving arguments then, and we are confident they will do so even more swiftly this time with these unoriginal allegations coming out of China.”

Thiessen noted that the allegations in the Kerrisdale report formed the basis of several derivative shareholder actions against Northern Dynasty, which were ultimately dismissed by the courts for failure to state a cause of action.

JCap’s report, entitled Pretend & Extend: The No-Return Deposit, claims that Northern Dynasty’s 100%-owned Pebble copper-gold-molybdenum-silver-rhenium project in southwest Alaska will lose money, that capital costs have been underestimated and that the project’s proposed mining plan intentionally targets low-grade portions of the deposit. Less than four months ago, JCap levelled similar accusations against Alaska’s other late-stage mineral prospect – the Donlin Gold project (co-owned by Barrick and Novagold) – leading to a civil action lawsuit for defamation being brought against the firm.

“We will take an appropriate amount of time to review the report and the market’s reaction to it, if any, as well as our options for protecting the company and our shareholders from these spurious claims,” Thiessen said, noting the Company may choose to issue a comprehensive response or may simply ignore what is intrinsically a self-serving attempt to profit by creating panic in the marketplace.

Thiessen advised investors to carefully read and consider the extensive disclaimers issued by JCap, which confirm the authors have shorted Northern Dynasty stock and absolve them of any potential responsibility for the ‘opinions,’ ‘inferences’ and ‘deductions’ in the report. “We encourage our investors in the strongest possible terms not to reward this type of value destructive and irresponsible behavior,” he said.

Thiessen believes other parties engaged in market manipulation and short-selling have conspired to cost Northern Dynasty shareholders, large and small, some $500 million in recent months. He said there is little the Company can do to prosecute or counter these illegal activities other than continuing to advance the Pebble Project toward final permitting, construction and profitable operations.

“Our focus must be on continuing to advance through the rigorous, objective and science-based federal permitting process in the United States, and proving that Pebble is a project of merit that will materially benefit project stakeholders in Alaska and our shareholders in America and around the world,” Thiessen said. “That’s what we intend to do.”

Thiessen pointed to several egregious lies and misrepresentations in the JCap report as evidence of the quality of the research and the integrity of its authors:

JCap claim: “…(Northern Dynasty) management is openly saying that, once the plan is under way, they will push forward with another 58 years. Management claims they will not need any additional environmental approval to extend the life of the mine.”

Northern Dynasty response: This claim is false. No future development scenario has been proposed at Pebble. The Company has consistently stated that any proposal for subsequent phases of development must undergo rigorous federal and state permitting processes.

JCap claim: “Pebble itself in 2018 relied on its 2011 scenario to argue that the mine is economically viable. The USACE (US Army Corps of Engineers) asked Pebble for modeling on the economic viability of the proposed mine. In response, Pebble provided analysis based entirely on the 2011 scenario.”

Northern Dynasty response: JCap intentionally mischaracterizes the US Army Corps of Engineers’ request for information and the Pebble Limited Partnership’s response. In fact, Pebble was explicit when providing the 2011 data to USACE that it did not reflect current project costs. The allegation that Pebble capital costs are underestimated by Northern Dynasty is based on this mischaracterization.

JCap claim: Northern Dynasty “has claimed poverty to dodge a feasibility study, which would demonstrate economic viability.”

Northern Dynasty response: Northern Dynasty has consistently stated it does not intend to complete a Preliminary Economic Assessment or other technical study to report on the future financial performance of the proposed Pebble mine until the project design is confirmed by regulators through the granting of a positive Record of Decision. That position and its rationale has not changed.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com